

24000120

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FACING PAGE

FEB 2 7 2024

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

Washington

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Axiom Capital Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Fifth Avenue, Suite 6740

(No. and Street)

New York	**NY**	**10118**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David C Wright	**(212) 521-3820**	**dwright@axiomca**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP

(Name – If individual, state last, first, and middle name)

4601 DTC Boulevard, Suite Denver	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

October 2003	**349**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Liam F Dalton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axiom Capital Management, Inc. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA DICHIARA
Notary Public, State of New York
Reg. No. 01DI4939966
Qualified in Richmond County
My Commission Expires 08/01/ 2026

Notary Public

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AXIOM CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axiom Capital Management, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axiom Capital Management, Inc. (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Axiom Capital Management, Inc.'s auditor since 1994.

Denver, Colorado
February 20, 2024

Axiom Capital Management, Inc.
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	1,049,000
Receivables:		
Clearing broker		1,387,797
Other		149,869
Affiliate		7,424
Property and equipment, net of accumulated depreciation of $98,216		18,545
Securities owned, at market value		4,385
Right-of-use assets		281,063
Other assets		431,617
	$	3,329,700

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable and other liabilities	$	1,888,075
Unsecured loan payable		13,338
Operating lease liability		346,742
Total liabilities		2,248,155

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

Common stock, par value $0.01 per share; 1,000 shares authorized; 108.75 shares issued and outstanding		1
Additional paid-in capital		2,832,577
Deficit		(1,686,033)
		1,146,545
Less treasury stock, at cost		(65,000)
Total shareholders' equity		1,081,545
	$	3,329,700

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATUTE OF OPERATIONS

Organization - Axiom Capital Management, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC"), as well as, being a member of the Commodity Futures Trading Commission ("CFTC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), the Municipal Securities Rulemaking Board, and the National Futures Association. The Company is an introducing broker, clearing its trading activity through its clearing agent, Hilltop Securities, Inc. ("Hilltop"). In its capacity as a broker dealer, the Company executes both agency and riskless principal transactions as well as participates in underwritings. The Company conducts business primarily with other broker-dealers on behalf of its customers. The majority of the Company's customers are located throughout the United States of America (the "USA").

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC, the Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company through Hilltop, on a fully disclosed basis. The Company's agreement with Hilltop provides that the clearing agent will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing agent pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). Hilltop also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member. Effective, January 26, 2023, the Company ended its relationship with its prior clearing agent, National Financial Services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers United State Treasury Bills with original maturities of less than 90 days and money market funds to be cash equivalents.

Property and Equipment - The Company provides for depreciation of furniture and fixtures, telecommunications equipment and computer equipment on the straight-line method based on estimated lives ranging between three to five years. Leasehold improvements, if any, are amortized over the term of the lease or the life of the improvements, whichever is shorter.

Fair Value Measurements - The Company values its securities in accordance with Accounting Standards Codification ("ASC") 820 - *Fair Value Measurements.* Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in developing pricing models of the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs, as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company may independently verify. Valuation adjustments and blockage discounts are not applied to Level 1 securities. These valuations are based on quoted prices that are readily and regularly available in an active market. Therefore, the valuation of these securities does not entail a significant degree of judgment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 – Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Therefore, the valuation of these securities does entail a significant degree of judgment.

The availability of valuation techniques and observable inputs can vary from security to security and may be affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuations, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Revenue – Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09 ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

Leases – The Company determines if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases, if any, are included in property and equipment while the related liabilities are included in secured loan payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and its related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The interest rate to be used should be the rate implicit in the lease, whenever that rate is readily determinable, otherwise use the Company's incremental borrowing rate. The incremental borrowing rate is determined as the rate of interest the

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Company would have to pay to borrow an amount equal to the total lease payments on a collateralized basis over a similar term in a similar economic environment.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease. This should be included in the ROU asset when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

For short-term leases, defined as a lease term of twelve months or less, the Company has elected not to apply the recognition requirements and recognize lease payments in the statement of income on a straight-line basis and recognize variable lease payments, if any, as incurred.

The Company has elected to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment.

Income Taxes - The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to a New York State Surcharge and New York City General Corporation Tax, while the shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files a federal income tax return and files income tax returns in various states where the Company operates. The Company is not subject to income tax return examinations by major taxing authorities for years prior to 2020. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes accrued interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – During the year ended December 31, 2023, there were no newly issued accounting pronouncements that impacted the Company's financial statements.

NOTE 3 – COVID-19 PANDEMIC

The COVID-19 pandemic was initially identified in people in late 2019 and spread rapidly during early 2020. COVID-19 created economic uncertainties which may have negatively impacted operations. The Company experienced a decline in trading commissions during 2023. The Company cannot determine what portion of this decline related to economic and market conditions versus the pandemic. The impact and duration of the pandemic on the Company cannot be reasonably estimated at this time.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2023, consisted of the following:

Cash	$	222,883
US Treasury Bills		825,000
Money Market Funds		1,117
Total cash and cash equivalents	$	1,049,000

Funds held in banks as cash and money market funds are protected by the Federal Deposit Insurance Corporation, up to $250,000 per institution. Funds held as US Treasury Bills are protected by SIPC up to $500,000. At December 31, 2023, the Company held $325,000 of US Treasury Bills in excess of insured amounts. The Company uses a high credit quality nationally recognized bank to limit its credit risk.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31, 2023, consisted of the following:

Furniture and fixtures	$	54,428
Telecommunications equipment		31,679
Computer equipment		30,654
		116,761
Accumulated depreciation		98,216
	$	18,545

During 2023, the Company purchased $20,865 of computer equipment to enhance cybersecurity and retired fully depreciated office equipment totaling $38,946. For the year ended December 31, 2023, the Company incurred depreciation expense totaling $2,320, which is included in general and administrative expense in the statement of income.

NOTE 6 – REVENUE

Revenue is earned from multiple sources; trading activities from both retail and institutional customers, advisory services and investment banking. Revenue earned from transactions which includes a trade date; the trade date will mark completion of the performance obligation and recognition of revenue. For advisory service contracts, the performance obligation is overtime and revenue will be earned ratably over the time period of the contract. Investment banking contracts may have performance obligations which occur overtime or at a point in time. Performance obligations in which revenue is earned at a point in time generally relate to assisting a customer with completing an initial public offering ("IPO"). The revenue earned from an IPO is not determinable until the IPO process is complete. This may take up to several years to complete. The Company does receive retainers on both advisory service and investment banking contracts. Retainers will be recorded as deferred revenue, while commissions paid on retainers will be recorded as prepaid expenses.

Deferred revenue is included in accounts payable and other liabilities in the accompanying statement of financial condition. The changes in deferred revenue for the year ended December 31, 2023, were as follows:

NOTE 6 – REVENUE (continued)

Balance, December 31, 2022	$	366,252
Payments in advance of satisfaction of performance obligations		93,750
Revenue recognized as advisory services		(6,252)
Balance, December 31, 2023	$	453,750

Commissions paid in advance are included in other assets in the accompanying statement of financial condition. The changes in commissions paid in advance for the year ended December 31, 2023, were as follows:

Banlance, December 31, 2022	$	181,698
Payments in advance of satisfaction of performance obligations		69,000
Commission expense recognized		(4,998)
Balance, December 31, 2023	$	245,700

NOTE 7 – LEASES

The Company may have both operating leases and finance leases for: office space, furniture and fixtures, office equipment, telecommunications equipment and computer equipment. At December 31, 2023, the Company had only one operating lease.

During August 2022, the Company entered into an office lease, with a three year term. The lease has monthly payments of $18,935 for the first year, $19,408 for the second year and $19,894 for the third year. The Company received free rent for the first four months of the lease.

During April 2022, the Company entered into an office lease with a three year term. The lease included an option to terminate after one year. The Company did not anticipate exercising this option. The lease has monthly payments of $1,420 for the first year, $1,462 for the second year and $1,506 for the third year. During early December 2022, circumstances changed and the Company exercised its option to terminate the lease, effective April 2023. Accordingly, the Company recalculated the ROU asset and operating lease liability relating to this lease and reduced both by $30,612.

The components of lease expense for the year ended December 31, 2023, were as follows:

Operating lease costs:		
Amortization of right-of-use assets	$	182,504
Interest on operating lease liabilities		43,974
Total operating lease costs	$	226,478

Supplemental statement of financial condition information at December 31, 2023, relating to leases were as follows:

Operating Leases:

Right-of-use assets	$	532,527
Accumulated amortization		251,464
Right-of-use assets, net	$	281,063
Operating lease liabilities	$	346,742

NOTE 7 – LEASES (continued)

Finance Leases:

Property and equipment, at cost	$	95,896
Accumulated depreciation		95,896
Property and equipment	$	-

At December 31, 2023, the Company's weighted average remaining lease term and weighted average discount rate for the operating lease, were as follows:

Lease Term	1.6 years
Discount Rate	10%

NOTE 8 – LOANS PAYABLE

During August 2022, the Company was fined by FINRA and received an unsecured loan for $51,922. The term of the loan is 24 months, accrues interest at 4.12% and requires monthly payments of principal and interest totaling $1,693. The loan may be prepaid at any time without penalty. For the year ended December 31, 2023, the Company incurred $984 of interest expense, which is included in general and administrative expense in the accompanying statement of income.

Maturities of various loans payable at December 31, 2023, were as follows:

Year		Unsecured Loan		Operating Lease Liability
2024	$	13,338	$	212,226
2025		-		134,516
Total lease payments		13,338		346,742
Less imputed interest		(207)		(27,840)
	$	13,131	$	318,902

For the year ended December total interest expense was $72,512, which is included in general and administrative expense in the accompanying statement of income.

NOTE 9 – TEMPORARY SUBORDINATED LOAN

During April 2023, the Company entered into one borrowing under a temporary subordinated loan agreement ("TSL"). The TSL was approved by FINRA. The Company entered into a $1,100,000 TSL with the Company's shareholder, in order to complete an initial public offering. The TSL had a term of 45 days, accrued interest at 12.0%, had a 1.0% origination fee and could be prepaid without penalty. The TSL was repaid on May 26, 2023. For the year ended December 31, 2023, the Company incurred $27,500 of interest expense, including the origination fee, which is included in general and administrative expenses in the statement of income.

During its term, the TSL was subordinated to the claims of general creditors of the Company and was approved by the Company's regulators as regulatory capital. As such, the amount of the TSL was included as capital in the Company's net capital calculation.

NOTE 10 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, the Company is subject to minimum capital requirements of $45,000 as required by CFTC regulation 1.17 of the Commodity Exchange Act. At December 31, 2023, the Company had net capital and a net capital requirement of $472,289 and $131,140, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.17 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 11 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, Dalstar Corp., an entity owned by the Company's shareholder was paid consulting fees totaling $246,000. The Company's shareholder, acting as an independent consultant was paid $752,551 in commission expense which was also paid to Dalstar Corp. The commissions are included in commissions and salaries while the consulting fees are included in consulting fees in the accompanying statement of income.

The Company and Axiom Investment Management LLC ("AIM") entered into an Expense Sharing and Paymaster Agreement (the "Agreement") in 2006. Under the terms of the Agreement, the Company acts as paymaster for certain expenses. These expenses include; gross compensation earned, rent and telephone costs. For the year ended December 31, 2023, the Company paid $1,622,625 related to compensation, $60,000 for rent and $3,000 for telephone costs, totaling $1,685,625. The Company reduced commission and salaries, occupancy and equipment costs and communications, respectively in the accompanying statement of income. AIM reimbursed the Company $1,678,201 during the year. At December 31, 2023, the Company had a receivable – affiliate of $7,424. The Company was reimbursed during January 2024.

NOTE 12 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("Clients"), through its clearing broker, involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the Client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the Client's obligations. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. Additionally, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and/or other counterparty with which it conducts business.

From 2020 through 2023, the Company has been involved with various legal matters relating to private placement investments made on behalf of its clients. During prior years the Company exhausted its $1,000,000 insurance coverage. The Company is now responsible for all costs incurred from these matters. At December 31, 2023, only a few matters remain active. For the year ended December 31, 2023, the Company paid $177,569 and $100,618 in legal fees and settlement costs, respectively, relating to these matters. Legal fees are included in consulting fees while settlement costs are included in regulatory fees and settlement costs in the accompanying statement of income. Management believes it has a meritorious defense of the remaining matters and intends to vigorously defend itself.

NOTE 12 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued)

As part of the clearing agreement between the Company and Hilltop, Hilltop agreed to provide up to $1,000,000 to cover transition costs incurred from moving from one clearing agent to another. Excess funds would be retained by the Company and forgiven ratably over the seven year term of the clearing agreement. During February 2023, the Company received $854,000. At December 31, 2023, the Company's remaining liability was $742,163 and is included in accounts payable and other liabilities in the accompanying statement of financial condition. For the year ended December 31, 2023, the Company accreted $111,837 against clearance and floor brokerage costs in the accompanying statement of income.

At December 31, 2023, aggregate future accretion of clearing charges are as follows:

Year	Amount
2024	$ 122,004
2025	122,004
2026	122,004
2027	122,004
2028	122,004
Thereafter	132,143
	$ 742,163

NOTE 13 - FAIR VALUE MEASUREMENTS

The Company's financial instruments, including cash and cash equivalents, receivables and other assets are carried at amounts which approximate fair value, due to the short-term nature of the assets. Securities owned, if any, are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value, due to the short-term nature of the liabilities. The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy in accordance with ASC 820. At December 31, 2023, the Company did not hold any securities in either Level 2 or Level 3.

The following table presents information about the Company's assets measured at fair value at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities, at fair value	$ 4,385	$ -	$ -	$ 4,385

The Company did not have any significant transfers of securities between Level 1, Level 2 or Level 3 of the fair value hierarchy during the year ended December 31, 2023.

NOTE 14 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustment.